UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-12378

Profit Sharing Plan of NVR, Inc. and Affiliated Companies
(Full name of the Plan)

NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, Virginia 20190
(703) 956-4000
(Name of issuer of securities held pursuant to the Plan and the address and phone number of its principal executive offices)

PROFIT SHARING PLAN OF NVR, INC.
AND AFFILIATED COMPANIES

Form 11-K

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2017 and 2016	2
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2017	3
Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) December 31, 2017	12

Exhibit Index	13

Signature	14

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Profit Sharing Plan of NVR, Inc. and Affiliated Companies:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2017 and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying schedule, Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan’s auditor since 1992.
McLean, Virginia
June 28, 2018

PROFIT SHARING PLAN OF NVR, INC.
AND AFFILIATED COMPANIES
Statements of Net Assets Available for Plan Benefits
December 31, 2017 and 2016
(in thousands)

	December 31,
	2017	2016
ASSETS
Plan interest in master trust, at fair value	$521,202	$370,862

Receivables:
Loans to participants	8,391	7,311
Employee contributions	33	—
Employer contributions	5	—
Total receivables	8,429	7,311

Total assets	529,631	378,173

LIABILITIES
Due to participants	147	61

Net assets available for plan benefits	$529,484	$378,112

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF NVR, INC.
AND AFFILIATED COMPANIES
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2017
(in thousands)

Additions to net assets attributable to:
Participation in investment income of master trust:
Net appreciation in fair value of investments	$136,577
Interest and dividends	18,864
155,441
Contributions:
Employee	27,421
Employer	3,719
Rollovers	2,591
Total contributions	33,731

Total additions to net assets	189,172

Deductions from net assets attributable to:
Benefits paid to participants	(37,754)
Administrative expenses	(46)

Total deductions from net assets	(37,800)

Net increase in assets available for plan benefits	151,372
Net assets available for plan benefits at beginning of year	378,112
Net assets available for plan benefits at end of year	$529,484

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF NVR, INC.
AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2017 and 2016
(dollars in thousands)

1.     Description of Plan and Benefits
The following description of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the “Plan” or “PSP”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution, profit-sharing retirement plan, and covers substantially all employees of NVR, Inc. and its affiliated companies ("NVR" or “the Company”). The Plan is administered by a Profit Sharing Committee (the "Plan Administrator"), which is designated by the Board of Directors of NVR, Inc. (the “Board”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan Year begins each January 1st and ends each December 31st.
Employee Eligibility
All full-time and part-time employees are eligible to participate in the Plan immediately upon employment. The Plan excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company and leased employees.
Contributions
The Plan provides for eligible Plan participants to make voluntary salary deferral contributions (“VSDC”) from 1% to 50% of their current salary on a combined pre-tax and post-tax basis into the Plan for investment. All investment funds provided in the Plan are available for employee VSDC. A participant's pre-tax deferral was limited to a maximum contribution of $18.0 during both 2017 and 2016. Participants who reached age 50 or older before the close of the calendar year and have deferred the maximum amount allowed under the Plan have the option to make additional pre-tax salary deferrals. The maximum “catch-up” contribution was $6.0 during both 2017 and 2016. Participants may change their salary deferral percentages periodically, but participants generally cannot withdraw fund balances before termination, retirement, death or total permanent disability unless certain hardship conditions exist.
In accordance with the Plan, the Company may declare a program of matching contributions. In both 2017 and 2016, the Company matched up to the first one thousand dollars of individual participants’ VSDC. NVR contributed $3,700 and $3,411 in matching contributions during 2017 and 2016, respectively. Matching contributions are invested in participant accounts in the Plan as directed by participants.
Vesting and Forfeitures
Employees vest in Company matching contributions at the rate of 20% per year beginning with the completion of the second year of service. Employees also become 100% vested upon reaching age 60 or upon an employee’s termination on account of death or total disability. Participants are fully vested at all times in their VSDC account balances. Forfeitures of unvested amounts relating to terminated employees are allocated annually, in the subsequent fiscal year, to all eligible participants in the Plan as of December 31, based upon the proportion that the participant’s compensation for that Plan Year bears to the total compensation received for such year by all participants sharing in the allocation, subject to the annual addition limitation and nondiscrimination requirement imposed under the Internal Revenue Code. Forfeitures of approximately $752 and $515 in 2017 and 2016, respectively, were allocated to participant accounts in 2018 and 2017, respectively.
Investment Options
The Plan Administrator selects the number and type of investment options available. The Plan’s recordkeeper (“Recordkeeper”) is responsible for maintaining an account balance for each participant. Each participant instructs

PROFIT SHARING PLAN OF NVR, INC.
AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2017 and 2016
(dollars in thousands)

the Recordkeeper how to allocate their account balances. The Recordkeeper values account balances daily. Each investment fund's income and expenses are allocated to participant accounts daily in relation to their respective account balances. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.
Payments of Benefits
Depending on various provisions and restrictions of the Plan, the method of benefit payment can be in the form of a lump-sum distribution or based on a deferred payment schedule. Amounts remaining in the Plan as a result of deferred payments are subject to daily fluctuations in value based on the underlying investments in each account.
Participant Loans
Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant's total vested account balance as of the loan origination date. Generally, a loan bears interest at a fixed rate which is determined by the Plan Administrator. Such rate for all outstanding loans was prime plus 1% set at the date of loan origination. All loans are subject to specific repayment terms and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan. Participants must pay any outstanding loans in full upon termination of service with the Company. Loans not repaid within the timeframe specified by the Plan subsequent to termination are considered to be in default and treated as a distribution to the terminated participant. Participant loans are recorded at unpaid principal plus accrued interest. Interest income from loans to participants is included in “Interest and dividends” on the accompanying Statement of Changes in Net Assets Available for Plan Benefits.
Administrative Expenses
Loan origination fees and trustee fees are paid by the Plan. All other administrative expenses are paid directly by the Company.
2.    Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment Income
Interest income from investments is recorded on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Investment transactions are accounted for on a trade-date basis. Realized gains and losses on sales of investments are based on the change in market values from the investment transactions’ acquisition dates.
Investment Valuation and Transactions
All investments are carried at fair value.
Net unrealized appreciation and depreciation is measured and recognized in the Statement of Changes in Net Assets Available for Plan Benefits as the difference between the fair value of investments remeasured at the financial statement date and the fair value at the beginning of the Plan Year or the original measurement at the investment purchase date if purchased during the Plan Year. Purchase and sale transactions are recorded on a trade-date basis.
Fair Value Measurements
Accounting Standard Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal

PROFIT SHARING PLAN OF NVR, INC.
AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2017 and 2016
(dollars in thousands)

market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:
Level 1 – Quoted market prices in active markets for identical assets or liabilities.
Investments in registered investment companies, shares of the Company’s common stock, other common and preferred stock and cash are valued using quoted prices in active markets.
Level 2 – Inputs other than Level 1 inputs that are either directly or indirectly observable.
Investments in a common collective trust, the Fidelity Managed Income Portfolio CL2 (“MIP” or “the Fund”) are valued using net asset value. The Fund is a stable value fund which is intended to maintain a stable asset value of $1.00 per unit. The net asset value is quoted in a private market, and is based on the fair value of the underlying assets owned by the Fund, which are predominantly traded in an active market. These investments are redeemable with the Fund at contract value under the Fund’s terms of operations. It is possible that these redemption rights may be restricted by the Fund in the future in accordance with the terms. Due to the nature of the investments held by the Fund, changes in market conditions and the economic environment may significantly impact the net asset value of the Fund, and the Plan’s interest in the Fund.
Level 3 – Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those a market participant would use.
The Plan has no investments valued using Level 3 inputs. The following table presents the financial instruments in the master trust (see footnote 3 for discussion of the master trust) measured at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2017:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in registered investment companies:
Domestic equities - small cap	$19,356	$—	$—	$19,356
Domestic equities - mid cap	36,023	—	—	36,023
Domestic equities - large cap	158,065	—	—	158,065
International equities	24,659	—	—	24,659
Life cycle/target date funds	130,799	—	—	130,799
Bond funds	13,065	—	—	13,065
Subtotal	381,967	—	—	381,967
NVR, Inc common stock	1,008,742	—	—	1,008,742
Investments in common/collective trusts	—	27,752	—	27,752
Self-directed brokerage accounts	6,352	—	—	6,352
Cash	40	—	—	40
Total	$1,397,101	$27,752	$—	$1,424,853

PROFIT SHARING PLAN OF NVR, INC.
AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2017 and 2016
(dollars in thousands)

The following table presents the financial instruments in the master trust measured at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2016:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in registered investment companies:
Domestic equities - small cap	$15,431	$—	$—	$15,431
Domestic equities - mid cap	30,201	—	—	30,201
Domestic equities - large cap	127,896	—	—	127,896
International equities	19,247	—	—	19,247
Life cycle/target date funds	98,972	—	—	98,972
Bond funds	11,991	—	—	11,991
Subtotal	303,738	—	—	303,738
NVR, Inc common stock	528,929	—	—	528,929
Investments in common/collective trusts	—	27,637	—	27,637
Self-directed brokerage accounts	8,045	—	—	8,045
Cash	25	—	—	25
Total	$840,737	$27,637	$—	$868,374

Payments of Benefits
Benefits are recorded as deductions when paid. At December 31, 2017 and 2016, refunds of $147 and $61, respectively, were due to participants for excess contributions made during the Plan Year and are reflected as a reduction of employee contributions in the Statement of Changes in Net Assets Available for Plan Benefits and in the “Due to participants” line item on the Statement of Net Assets Available for Plan Benefits.
Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan activity during the reporting period. Accordingly, actual results may differ from those estimates.
Recent Accounting Pronouncements
In February 2017, the FASB issued ASU 2017-06, Employee Benefit Plan Master Trust Reporting. The amendments in ASU 2017-06 will require the Plan to report its interest in a master trust and the change in the value of that interest as separate line items on the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets available for plan benefits, respectively. The Plan will also have to disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interest in those balances. Investments measured at fair value will have to be presented by general type of investment. ASU 2017-06 must be applied retrospectively, is effective for the Plan beginning on January 1, 2019, and early adoption is permitted. The Company is currently evaluating the effect that the standard will have on the Plan’s financial statements and related disclosures.

PROFIT SHARING PLAN OF NVR, INC.
AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2017 and 2016
(dollars in thousands)

3.    Investments
The investments of the Plan are maintained in a master trust with the investments of the NVR, Inc. Employee Stock Ownership Plan (“ESOP”). The Plan’s share of changes in the master trust and the value of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values for all investments. The undivided interest of each Plan in the master trust is increased or decreased (as the case may be):

(i)
for the entire amount of every contribution received on behalf of the Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and

(ii)
for accrued income, gain or loss, and administrative expense attributable solely to such Plan. The Plan’s interest in the master trust was approximately 37% and 43% as of December 31, 2017 and 2016, respectively.

The following table presents the investments in the master trust at fair value for all investments:

	As of December 31,
	2017	2016

NVR, Inc. common stock	$1,008,742	$528,929
Investments in registered investment companies	381,967	303,738
Investments in common/collective trusts	27,752	27,637
Self-directed brokerage accounts	6,352	8,045
Cash	40	25
Total	$1,424,853	$868,374

The interests of the PSP and ESOP participating in the master trust investments at December 31, 2017 and 2016 were as follows:

	As of December 31,
	2017	2016

NVR, Inc. Employee Stock Ownership Plan	$903,651	$497,512
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	521,202	370,862
Net investment assets in master trust	$1,424,853	$868,374

Net investment income for the master trust for the year ended December 31, 2017 was as follows:

Net investment income:
Net appreciation in fair value of investments	$597,412
Interest income	351
Dividend income	22,077
Net investment income in master trust	$619,840

PROFIT SHARING PLAN OF NVR, INC.
AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2017 and 2016
(dollars in thousands)

The interests of the PSP and ESOP participating in the net investment income in the master trust for the year ended December 31, 2017, were as follows:

NVR, Inc. Employee Stock Ownership Plan	$464,399
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	155,441
Net investment income in master trust	$619,840
The income allocation variance between the PSP and ESOP is driven primarily by the investment mix within the respective plans. The ESOP requires holdings to be predominately invested in NVR, Inc. common stock; whereas the PSP has no similar requirements and thus holdings within the PSP are diversified among multiple investments.
4.    Tax Status
The Plan received its latest determination letter on September 7, 2017 which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and its related Trust is exempt from tax under section 501(a) of the Code. The Plan has been amended since receiving the determination letter; however, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.
5.    Plan Termination
Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, partial Plan termination or if the Sponsor suspends contributions indefinitely, affected participants will become fully vested in their accounts.
6.    Parties-In-Interest
At December 31, 2017 and 2016, Plan investments of $320,739 and $256,073, respectively, are with parties-in-interest as they are investment funds of the trustee and recordkeeper, Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc.
At December 31, 2017 and 2016, investments held by the Plan included 50,727 shares and 56,763 shares of NVR, Inc. common stock, with a fair value of approximately $177,962 and $94,737, respectively. These qualify as exempt parties-in-interest transactions.
7.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

PROFIT SHARING PLAN OF NVR, INC.
AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2017 and 2016
(dollars in thousands)

8.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation from the financial statements to the Form 5500 of net assets available for plan benefits:

	As of December 31,
	2017	2016

Net assets available for plan benefits as reported in the financial statements	$529,484	$378,112
Adjustment from fair value to current value for the MIP	(40)	34
Deemed distributions (a)	(207)	(207)
Net assets available for plan benefits as reported in the Form 5500	$529,237	$377,939

The following is a reconciliation from the financial statements to the Form 5500 of total additions/income:
/

Year ended
December 31, 2017

Total additions to plan assets as reported in the financial statements	$189,172
Change in adjustment from fair value to current value for the MIP	(74)
Interest accrued on deemed distributions (a)	(14)
Corrective distributions (b)	147
Total additions to plan assets as reported in the Form 5500	$189,231

The following is a reconciliation from the financial statements to the Form 5500 of benefits paid to participants:

Year ended
December 31, 2017

Benefit payments to participants as reported in the financial statements	$37,754
Corrective distributions (b)	147
Benefit payments to participants as reported in the Form 5500	$37,901

(a)    Deemed distributions represent defaulted loan balances for which there were no post-default payment activity. These distributions are not included in the loan balance, and in turn, are not included in the net assets available for plan benefits, for reporting purposes in the Form 5500 but are reflected in the total loan balance for financial statement reporting purposes.
(b)    Corrective distributions relate to amounts due to participants for current plan year excess contributions and are reported as a reduction to employee contributions in the financial statements and as distributions in the Form 5500.

PROFIT SHARING PLAN OF NVR, INC.
AND AFFILIATED COMPANIES
Notes to Financial Statements
December 31, 2017 and 2016
(dollars in thousands)

9.    Subsequent Events
The Company evaluated all subsequent events through June 28, 2018, the date the financial statements were available to be issued.

PROFIT SHARING PLAN OF NVR, INC.
AND AFFILIATED COMPANIES
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2017
(dollars in thousands)

Column A	Column B	Column C	Column E
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value
*	Participant loans - other	Participant loans with various rates of interest from 4.25% to 9.25% and maturity dates through December 2032	$8,391

*	Party-in-interest

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

NVR, Inc.

Date: June 28, 2018	By:	/s/ Kevin N. Reichard
Kevin N. Reichard
Profit Sharing Committee Chairman